SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

VARIABLE INSURANCE TRUST

LETTER OF INVESTMENT INTENT

October 5, 2012

To the Board of Trustees of Variable Insurance Trust:

Effective as of the date first written above, the undersigned (the "Purchaser") subscribes to purchase a beneficial interest ("Interest") in the Variable Insurance Trust, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that each Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Mutuals Advisors, Inc.

/s/Jerry Szilagyi

By: Jerry Szilagyi

Its: President